UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

My Size, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

62844N208

(CUSIP Number)

David E. Lazar

c/o ACTIVIST INVESTING llc

1185 Avenue of the Americas, Third Floor

New York, New York 10036

(646) 768-8417

steve wolosky, esq.

Kenneth A. Schlesinger, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 28, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

1	NAME OF REPORTING PERSONS David E. Lazar
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA, ISRAEL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 290,200
	8	SHARED VOTING POWER 1,211,843
	9	SOLE DISPOSITIVE POWER 290,200
	10	SHARED DISPOSITIVE POWER 1,211,843
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,502,043
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSONS Custodian Ventures LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Wyoming
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 790,300
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 790,300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 790,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS Activist Investing LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 421,553
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 421,553
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 421,553
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS DAVID ABOUDI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA, ISRAEL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSONS PATRICK LONEY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSONS DAVID NATAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated read as follows:

The Shares purchased by each of Activist Investing and Custodian Ventures were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 421,553 Shares directly beneficially owned by Activist Investing is approximately $480,570, excluding brokerage commissions. The aggregate purchase price of the 790,300 Shares directly beneficially owned by Custodian Ventures is approximately $859,768, excluding brokerage commissions. The Shares purchased by Mr. Lazar were purchased with personal funds. The aggregate purchase price of the 290,200 Shares directly beneficially owned by Mr. Lazar is approximately $381,401, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On June 1, 2021, Custodian Ventures submitted a books and records request (the “Books and Records Request”) pursuant to Section 220 of the Delaware General Corporation Law in order to gather information regarding potential mismanagement and/or malfeasance by the Issuer’s management and/or members of the Issuer’s Board of Directors (the “Board”) and potential breaches of fiduciary duties by certain members of the Board in connection with the Issuer’s entry into an Amendment to Purchase Agreement, dated May 26, 2021 (the “Amendment”), which made certain amendments to a Purchase Agreement between the Issuer and Shoshana Zigdon, dated February 16, 2014 (the “Purchase Agreement”), which resulted in the issuance by the Issuer of 2,500,000 Shares (the “Issuance”) in exchange for a waiver of (i) Ms. Zigdon’s right to repurchase certain assets related to the collection of data for measurement purposes that My Size Israel 2014 Ltd., a wholly owned subsidiary of the Issuer (“My Size Israel”), acquired from Ms. Zigdon under the Purchase Agreement (the “Assets”) and (ii) all past, present and future rights of Ms. Zigdon in any of the intellectual property rights sold, transferred and assigned to My Size Israel under the Purchase Agreement and any modifications, amendments or improvements made thereto, including, without limitation, any compensation, reward or any rights to royalties or to receive any payment or other consideration whatsoever in connection with such intellectual property rights (the “Waiver”). As set forth in the Books and Records Request, Custodian Ventures believes the Amendment has no bona fide business purpose given the Issuer’s inability to turn a profit since its inception and the apparent failure by the Issuer to conduct any independent, third party valuation of the Assets, and was done solely to dilute the vote of common stockholders who have suffered through years of poor returns by placing more than 16.62% of the vote at the Issuer’s 2021 annual meeting of stockholders in the hands of a supportive investor who is expected to vote to reelect the incumbent directors on the Board. The full text of the Books and Records Request is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon a denominator of (i) 12,145,547 Shares outstanding, as of March 26, 2021, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on March 29, 2021, (ii) 392,780 additional Shares issued as disclosed in the Issuer’s Current Report on Form 8-K filed with the SEC on May 7, 2021 and (iii) 2,500,000 additional Shares issued as disclosed in the Issuer’s Current Report on Form 8-K filed with the SEC on May 27, 2021.

A.	Activist Investing

(a)	As of the close of business on June 1, 2021, Activist Investing directly beneficially owned 421,553 Shares.

Percentage: Approximately 2.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 421,553
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 421,553

B.	Custodian Ventures

(a)	As of the close of business on June 1, 2021, Custodian Ventures directly beneficially owned 790,300 Shares.

Percentage: Approximately 5.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 790,300
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 790,300

C.	Mr. Lazar

(a)	As of the close of business on June 1, 2021, Mr. Lazar directly beneficially owned 290,200 Shares. Mr. Lazar, as the sole member and Chief Executive Officer of each of Activist Investing and Custodian Ventures, may be deemed the beneficial owner of the (i) 421,553 Shares owned by Activist Investing and (ii) 790,300 Shares owned by Custodian Ventures.

Percentage: Approximately 9.99%

(b)	1. Sole power to vote or direct vote: 290,200
2. Shared power to vote or direct vote: 1,211,843
3. Sole power to dispose or direct the disposition: 290,200
4. Shared power to dispose or direct the disposition: 1,211,843

D.	Messrs. Natan, Aboudi and Loney

(a)	As of the close of business on June 1, 2021, none of Messrs. Natan, Aboudi or Loney beneficially owned any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by the Reporting Persons since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference. All of such transactions were effected in the open market unless otherwise noted.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Books and Records Request, dated June 1, 2021.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 2, 2021

ACTIVIST INVESTING LLC

By:	/s/ David E. Lazar
	Name:	David E. Lazar
	Title:	Chief Executive Officer

CUSTODIAN VENTURES LLC

By:	/s/ David E. Lazar
	Name:	David E. Lazar
	Title:	Chief Executive Officer

/s/ David E. Lazar
DAVID E. LAZAR Individually and as attorney-in-fact for David Aboudi, Patrick Loney and David Natan

SCHEDULE A

Transaction in the Shares Since the Filing of the Schedule 13D

Nature of Transaction	Shares Purchased	Price Per Share($)	Date of Purchase

David E. Lazar

Purchase of Common Stock	40,000	1.3802	05/28/2021
Purchase of Common Stock	60,000	1.3666	05/28/2021
Purchase of Common Stock	60,000	1.3462	05/28/2021
Purchase of Common Stock	60,000	1.3150	05/28/2021
Purchase of Common Stock	30,000	1.2975	05/28/2021